Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

1)	SPLASH PAGE TO PRECEDE MAP AT http://www.thermage.com

2)	TO BE POSTED AT THE FOLLOWING URLS:

http://www.thermage.com/company/index.cfm

http://www.thermage.com/investor/index.cfm

COPY TO BE POSTED:

Thermage, Inc. (NASDAQ: THRM) today announced that it has entered into a definitive merger agreement to acquire Reliant Technologies, Inc. This acquisition will bring together two of the most recognized brands in aesthetics.

About Thermage:

Thermage’s innovative technologies provide unique non-invasive procedures designed to smooth, tighten and contour skin, significantly expanding the non-invasive aesthetic applications physicians can offer to the rapidly growing “anti-aging” market. The technology uses patented monopolar capacitive radiofrequency to volumetrically heat the deep layers of the dermis and subcutaneous tissues to tighten existing collagen, promote new collagen growth and improve skin tone and texture. Thermage is safe and clinically proven, with over 40 peer-reviewed articles. Thermage is based in Hayward, Calif. For more information, visit www.thermage.com

About Reliant Technologies:

Reliant Technologies develops clinical solutions to rejuvenate aging and environmentally damaged skin. Reliant is dedicated to providing the most ergonomic and effective products to the global aesthetic marketplace. The company pioneered the development of fractional laser resurfacing that relies on novel high-speed scanning systems and the Intelligent Optical Tracking® system to produce safe and effective results with minimal recovery time. Reliant is based in Mountain View, Calif. For more information, visit www.fraxel.com.

View the press release: (http://www.thermage.com/company/news.cfm)

Archived Presentation from July 07 Conference Call

Conference Call

The companies held a joint conference call on Monday, July 7, 2008 at 11:00 a.m. Eastern Time to discuss the proposed acquisition. Stephen J. Fanning, Chairman, President and CEO of Thermage, hosted the call.

A telephone replay of the call will be available from July 7 to July 14 at (800)-405-2236 or +1(303)-590-3000 for international calls; Conference ID: 11117004#. An archived copy of the presentation is available here.

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in the Company’s Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.